 UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

 SCHEDULE 13D

 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NOVABAY PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

66987P201

(CUSIP Number)

Pioneer Pharma (Singapore) Pte. Ltd.
Attn: LI Xinzhou (Paul Li)
33A Chander Road
Singapore 219539
TEL: +65 98116356
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987P201	SCHEDULE 13D

1.	Name of Reporting Person China Pioneer Pharma Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 24,327
	8.	Shared Voting power 1,261,717
	9.	Sole Dispositive Power 24,327
	10.	Shared Dispositive Power 1,261,717
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,286,044
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.8%(1)
14.	Type of Reporting Person HC, CO

CUSIP No. 66987P201	SCHEDULE 13D

1.	Name of Reporting Person Pioneer Pharma (Singapore) Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 1,261,717
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,261,717
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,261,717
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%(1)
14.	Type of Reporting Person CO

CUSIP No. 66987P201	SCHEDULE 13D

1.	Name of Reporting Person Pioneer Pharma (Hong Kong) Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 1,261,717
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,261,717
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,261,717
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%(1)
14.	Type of Reporting Person CO

(1) Based on 5,003,257 shares of common stock outstanding as of February 29, 2016 and reflects 181,300 exercisable warrants that are convertible into common stock.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of NovaBay Pharmaceuticals, Inc. (the “Company”), a Delaware Corporation.

Address of Issuer’s Principal Executive Offices:

5980 Horton Street, Suite 550

Emeryville, California 94608

Item 2.	Identity and Background

This statement is being filed by the following Reporting Persons:

China Pioneer Pharma Holdings Limited (“China Pioneer”)

Pioneer Pharma (Hong Kong) Company Limited (“Pioneer Hong Kong”)

Pioneer Pharma (Singapore) Pte. Ltd. (“Pioneer Singapore”)

Citizenship or Place of Organization:

China Pioneer is a public company organized in the Cayman Islands.

Pioneer Hong Kong is a private company organized in Hong Kong.

Pioneer Singapore is a private company organized in Singapore.

Principal Business:

The principal business of China Pioneer is the marketing, sale and service of medical supplies, medical devices and pharmaceutical products.

The principal business of Pioneer Hong Kong is the marketing, sale and service of medical supplies, medical devices and pharmaceutical products.

The principal business of Pioneer Singapore is the marketing, sale and service of medical supplies, medical devices and pharmaceutical products.

Address of Principal Business Office or, if none, Residence:

China Pioneer Pharma Holdings Limited

190 Elgin Avenue, George Town,

Grand Cayman, Cayman Islands KY1-9005

Pioneer Pharma (Hong Kong) Company Limited

Flat 2605, 26/F Trendy Centre

682 Castle Peak Road

Lai Chi Kok, Kowloon, Hong Kong

Pioneer Pharma (Singapore) Pte. Ltd.

33A Chander Road, Singapore 219539

During the last five years, none of the Reporting Persons was convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 18, 2015, the Company effected a 1-for-25 reverse split of the Shares. All per Share information has been retroactively adjusted to reflect such reverse stock split.

Prior to 2016, Pioneer Singapore purchased an aggregate of 383,827 Shares and warrants exercisable for 181,300 Shares at an aggregate purchase price of $9,754,000. On February 24, 2016, the Company closed a private placement, pursuant to which Pioneer Singapore purchased an additional 696,590 Shares at a purchase price of $1,330,486.90.

Prior to 2016, China Pioneer purchased an aggregate of 24,327 Shares at an aggregate purchase price of $610,689.

Pioneer Singapore is a wholly-owned subsidiary of Pioneer Hong Kong, which is a wholly-owned subsidiary of China Pioneer.

All of the Shares described herein were purchased by the Reporting Persons using funds from working capital.

Item 4.	Purpose of Transaction.

On September 13, 2012, Pioneer Singapore entered into a Unit Purchase Agreement with the Company for 80,000 Shares and warrants exercisable for an additional 80,000 Shares (the “Warrants”) at a purchase price of $2,500,000 in connection with the International Distribution Agreement, effective September 13, 2012, by and between the Company and Naqu Area Pioneer Pharma Co. Ltd., governing the distribution of NeutroPhase in southeast Asia. As part of this overall investment, the Company issued Pioneer Singapore an additional 227 Shares over those described in the Unit Purchase Agreement. On November 25, 2013, the Company and Pioneer Singapore entered into a Common Stock Purchase Agreement, pursuant to which the Warrants were cancelled and Pioneer Singapore purchased an additional 200,000 Shares at a purchase price of $5,700,000.

On March 3, 2015, Pioneer Singapore entered into a definitive securities purchase agreement with the Company, pursuant to which Pioneer Singapore purchased 103,600 Shares and warrants exercisable for 181,300 Shares for investment purposes.

See also response to Item 5.(c) below.

All other Shares and warrants exercisable for Shares were acquired based upon the Reporting Persons’ belief that these securities represented an attractive investment opportunity.

(d) On April 10, 2015, the Board of Directors of the Company elected LI Xinzhou (Paul Li) as a director of the Company. Mr. Li is Chairman of China Pioneer, President of Pioneer Singapore, and Director of Pioneer Hong Kong. The Reporting Persons sought the appointment of Mr. Li to the Board of Directors of the Company to provide greater oversight over their investment in Company Shares and to strengthen their and their affiliates’ distribution partnership with the Company in the Asia-Pacific region.

Item 5.	Interest in Securities of the Issuer.

(a) China Pioneer is the beneficial owner of 1,286,044 Shares, which represents 24.8% of all Shares.

Pioneer Hong Kong is the beneficial owner of 1,261,717 Shares, which represents 24.3% of all Shares.

Pioneer Singapore is the beneficial owner of 1,261,717 Shares, which represents 24.3% of all Shares.

(b) China Pioneer:

Sole Voting Power: 24,327

Shared Voting Power: 1,261,717

Sole Dispositive Power: 24,327

Shared Dispositive Power: 1,261,717

Pioneer Hong Kong:

Sole Voting Power: 0

Shared Voting Power: 1,261,717

Sole Dispositive Power: 0

Shared Dispositive Power: 1,261,717

Pioneer Singapore:

Sole Voting Power: 0

Shared Voting Power: 1,261,717

Sole Dispositive Power: 0

Shared Dispositive Power: 1,261,717

(c) On February 24, 2016, the Company closed a private placement, pursuant to which Pioneer Singapore purchased an additional 696,590 Shares at $1.91 per Share, for an aggregate purchase price of $1,330,486.90. Mr. Jian Ping Fu and Mr. Mark M. Sieczkarek, the Chairman and Interim President and CEO of the Company, also participated in the private placement. Mr. Fu purchased 696,590 Shares at $1.81 per Share, for an aggregate purchase price of $1,260,827.90, and Mr. Sieczkarek purchased 125,387 Shares at $1.91 per Share, for an aggregate purchase price of $239,489.17. China Kington Asset Management Co. Ltd. served as placement agent and was paid a six percent (6%) commission on the sales to Pioneer Singapore and Mr. Fu.

(d) As the substantial controller and major shareholder of China Pioneer, which either directly or indirectly owns all other Reporting Persons, Mr. Li has the right to receive and the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares described herein.

(e) This item is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Item 3, Item 4 and Item 5 is hereby incorporated by reference herein.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2016

China Pioneer Pharma Holdings Limited

/s/ LI Xinzhou (Paul Li)
LI Xinzhou (Paul Li)
Chairman

Pioneer Pharma (Hong Kong) Company Limited

/s/ LI Xinzhou (Paul Li)
LI Xinzhou (Paul Li)
Director

Pioneer Pharma (Singapore) Pte. Ltd.

/s/ LI Xinzhou (Paul Li)
LI Xinzhou (Paul Li)
President

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)      Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)     Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: March 4, 2016

China Pioneer Pharma Holdings Limited

/s/ LI Xinzhou (Paul Li)
LI Xinzhou (Paul Li)
Chairman

Pioneer Pharma (Hong Kong) Company Limited

/s/ LI Xinzhou (Paul Li)
LI Xinzhou (Paul Li)
Director

Pioneer Pharma (Singapore) Pte. Ltd.

/s/ LI Xinzhou (Paul Li)
LI Xinzhou (Paul Li)
President